[redacted]

14045300

SECU 14045300 SSION

SEC Mail Processing Section JUN 02 2014 Washington DC 404

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 03271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2013 (MM/DD/YY) AND ENDING March 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Canaccord Genuity Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Madison Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Green 212-389-8087
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Time Square	New York	NY	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Howard Green, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Canaccord Genuity Inc., as of March 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

LARISSA K TEIPNER
Notary Public - State of New York
NO. 02TE6248817
Qualified in Kings County
My Commission Expires 2/26/2015

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Canaccord Genuity Inc.
March 31, 2014
With Report of Independent Registered Public Accounting Firm

Canaccord Genuity Inc.

Statement of Financial Condition

Year Ended March 31, 2014

Contents

EY
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Ernst & Young LLP
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Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Board of Directors
Canaccord Genuity Inc.

We have audited the accompanying statement of financial condition of Canaccord Genuity, Inc. (the "Company") as of March 31, 2014, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Canaccord Genuity, Inc. at March 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

May 29, 2014

Canaccord Genuity Inc.

Statement of Financial Condition

March 31, 2014

Assets		
Cash and cash equivalents	$	3,804,272
Receivables from clearing organizations		90,184,675
Securities owned, at fair value		67,604,554
Corporate finance and trading receivables		12,416,018
Notes receivable from employees		1,334,490
Receivables from affiliates		1,215,364
Deposits with clearing organizations and others		330,172
Other receivables		5,655,797
Fixed assets, at cost (net of accumulation depreciation of $3,396,991)		2,821,093
Prepaid expenses and other assets		4,054,929
Total assets	$	189,421,364
Liabilities and stockholder's equity		
Securities sold, not yet purchased, at fair value	$	52,999,399
Accrued compensation payable		33,807,193
Accounts payable and accruals		14,500,677
Payables to affiliates		6,892,016
Taxes payable		1,433,540
		109,632,825
Subordinated borrowings		27,000,000
Stockholder's equity:		
Common stock (3,000 shares authorized, issued, and outstanding; $0.01 par value)		30
Additional paid-in capital		50,726,837
Retained earnings		2,061,672
Total stockholder's equity		52,788,539
Total liabilities and stockholder's equity	$	189,421,364

See accompanying notes.

Canaccord Genuity Inc.

Notes to Statement of Financial Condition

March 31, 2014

1. Organization and Nature of Operations

Canaccord Genuity Inc. (the "Company"), a wholly owned subsidiary of Canaccord Adams (Delaware) Inc. (the "Parent" or "CADI"), is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and as an introducing broker with the Commodity Futures Trading Commission (CFTC) and is a member of the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association (NFA) and the Securities Investor Protection Corporation (SIPC). CADI is a wholly owned subsidiary of Canaccord Adams Financial Group Inc. ("CAFGI"), a wholly owned subsidiary of Canaccord Genuity Group Inc. ("CFI"), a publicly traded company based in Vancouver, British Columbia.

The Company provides corporate finance and underwriting services, financial advisory services, including services in respect of mergers and acquisitions, and brokerage activities consisting primarily of institutional sales of domestic and foreign securities and equity options, trading and equity research to its customers, and market making of equity and fixed income securities.

As a non-clearing broker, all customer transactions are cleared on a fully disclosed basis through two unrelated third-party clearing firms, J.P. Morgan Clearing Corp ("JPMCC") and Pershing LLC ("Pershing") which are also registered broker-dealers. Certain trades in foreign securities are cleared and settled pursuant to operating agreements with Canaccord Genuity Corp., an affiliated Canadian broker-dealer and Canaccord Genuity Limited, an affiliated UK broker-dealer, both of which are wholly owned subsidiaries of CFI.

2. Significant Accounting Policies

Use of Estimates

The preparation of statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of less than 90 days, and which are not held for sale in the ordinary course of business.

2. Significant Accounting Policies (continued)

Deposits with Clearing Organizations and Others

Cash is kept on deposit with various clearing organizations, and represent the minimum balance required to be maintained in order to utilize such clearing services. These balances are subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing agent if the minimum cash balance on deposit was not maintained.

Securities Owned and Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, are stated at fair value.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in an off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the statement of financial condition.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated to United States dollars at year-end rates of exchange.

Fixed Assets

Fixed assets include furniture, fixtures, equipment, software, and leasehold improvements. Depreciation is provided on a straight-line basis using estimated useful lives of 5 to 7 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

2. Significant Accounting Policies (continued)

Commission Revenue

Commission revenue consists of revenue generated through providing commission-based brokerage services to customers, including trade execution, clearing, and settlement. Commission revenue is recorded as services are performed and transactions are executed on a trade date basis net of expenses.

Investment Banking Revenue

Investment banking revenue includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenue and equity selling concessions are recorded at the time underwriting or financing transactions are completed, and the applicable revenue recognition criteria have been satisfied. Investment banking revenue also includes fees earned from providing mergers and acquisitions, and other financial advisory services, which are recorded when earned and reasonably determinable. The Company provides for potential uncollectible investment banking receivables based upon management's best estimate of probable losses associated with these balances.

Principal Transactions

Gains and losses from proprietary securities transactions, and the related revenues and expenses, are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, are stated at fair value with unrealized gains and losses reflected in current operations. Fair value is generally based on published market prices, quoted prices from dealers, recent market transactions, or on such other information and valuation methods as may be reasonable in the circumstances. Investments in illiquid or non-publicly traded securities are valued based upon estimates as determined by management.

Share-Based Compensation

Share-based compensation is recorded based upon the fair value of the share-based payment determined as of the grant date. The fair value as of the grant date, or cost of the award, is recognized over the period during which an employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments which do not ultimately vest.

2. Significant Accounting Policies (continued)

Development Costs

Development costs include certain costs incurred in respect of new employees and any related restricted stock amortization expense, placement, and other recruiting costs.

Income Taxes

The Company is included in the consolidated income tax returns of its U.S.-based holding company, CAFGI. The Company's provision for income taxes is recorded on the basis of filing a separate income tax return adjusted to reflect tax-sharing allocations among members of the U.S. consolidated group of which the Company is a member. Income taxes as calculated on this basis, and currently payable or receivable are paid to or received from affiliates within the consolidated group. The Company determines deferred tax liabilities and assets, and any provision for deferred income taxes, based on the differences between the statement of financial condition and tax bases of assets and liabilities using the current tax rate. The Company records a valuation allowance for net deferred tax assets when it is more-likely-than-not that such amounts will not be recoverable in the future.

The Company recognizes and measures uncertain tax positions based upon an evaluation of tax positions taken, or expected to be taken, in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The measurements of unrecognized tax benefits is adjusted when new information is available, as when an event occurs that requires a change.

3. Recent Issued Accounting Standards

Disclosure Clarifying the Scope and Applicability of a Particular Disclosure to Nonpublic Entities

In February 2013, the FASB issued ASU 2013-03, *Clarifying the Scope and Applicability of a Particular Disclosure to Nonpublic Entities* which clarifies guidance in ASU 2011-04. This ASU clarifies that the requirement to disclose the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (as Level 1, Level 2, or Level 3) does not apply to private companies and nonpublic not-for-profits for items that are not measured at fair value in the statement of financial condition, but for which fair value is disclosed. The adoption of this standard did not have a material effect on the Company's statement of financial condition.

3. Recent Issued Accounting Standards (continued)

Disclosures about Offsetting Assets and Liabilities

In December 2011, the FASB issued ASU 2011-11, *Disclosures about Offsetting Assets and Liabilities* which amends ASC Topic 210 to add new disclosure requirements regarding the nature of an entity's right of setoff and related arrangements associated with financial instruments and derivatives. The amendments in this ASU will enhance disclosure required under GAAP by requiring improved information about financial instruments and derivative instruments that offset in accordance with existing requirements or are subject to an enforceable master netting arrangement or similar agreement. The new disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013. This guidance does not amend the existing guidance on when it is appropriate to offset. The Company is assessing the adoption of the ASU and it is not expected to have a material effect on its statement of financial condition.

In January 2013, the FASB issued ASU 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities* which clarifies which instruments and transactions are subject to the offsetting disclosure requirements established by ASU 2011-11. The new ASU addresses preparer concerns that the scope of the disclosure requirements under 2011-11 was overly broad and imposed unintended costs that were not commensurate with estimated benefits to the financial statement users. The new disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the adoption of the ASU and it is not expected to have a material effect on its statement of financial condition.

4. Fair Value Measurement

The fair value hierarchy prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

4. Fair Value Measurement (continued)

The measurement of fair value is based upon a hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company's investments are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy, and its applicability to the Company's investments, are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date of identical, unrestricted assets.

Level 2 – Quoted prices for markets that are not active, or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Pricing inputs are unobservable for the asset, and reflect management's own assumptions to determine fair value. The Level 3 asset held by the Company is comprised of preferred shares in a private company. The initial measurement for the fair value of these shares was the acquisition cost to the Company, discounted to reflect limitations on marketability. Subsequent determinations and assessments of fair value were then made on the basis of additional information obtained by the Company, including financial statements and transactional information.

4. Fair Value Measurement (continued)

The following table is a summary of the levels used, as of March 31, 2014, in valuing the Company's assets and liabilities carried at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Balance as of 3/31/2014
Assets				
Securities owned:				
Corporate equities	$16,153,103	$23,035,413	$48,037	$39,236,553
U.S. government securities	1,031,578	-	-	$1,031,578
Corporate and other debt	-	27,113,896	-	$27,113,896
Certificates of deposits	-	219,527	-	$219,527
Derivatives	3,000	-	-	$3,000
Total	$17,187,681	$50,368,836	$48,037	$67,604,554
Liabilities				
Securities sold, not yet purchased:				
Corporate equities	$21,081,280	$6,638,639	-	$27,719,919
U.S. government securities	2,217,164	-	-	$2,217,164
Corporate and other debt	-	22,987,750	-	$22,987,750
Certificates of deposits	-	74,566	-	$74,566
Derivatives	-	-	-	$0
Total	$23,298,444	$29,700,955	$0	$52,999,399

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value follows.

Corporate equities

Exchange-traded equity securities – Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 of the fair value hierarchy.

4. Fair Value Measurement (continued)

OTC equity securities – OTC equity securities are generally valued based on quoted prices from market makers or composite quote providers. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 of the fair value hierarchy.

Corporate and other debt

State and municipal securities – The fair value of state and municipal securities is determined using recently executed transactions and market price quotations. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Corporate bonds – The fair value of corporate bonds is determined using recently executed transactions and market price quotations. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where prices, spreads or any of the other aforementioned key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

U.S. Government securities – Comprises of U.S. Treasury securities valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Treasury securities are generally categorized in Level 1 of the fair value hierarchy.

Certificate of Deposits – The fair value of certificates of deposits is determined using recently executed transactions and market price quotations. Certificates of deposits are generally categorized in Level 2 of the fair value hierarchy; in instances where prices, spreads or any of the other aforementioned key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

Derivatives – Consists of listed derivative contracts that are actively traded and valued based on quoted prices from the exchange generally categorized in Level 1 of the fair value hierarchy.

During the year-ended March 31, 2014, the Company had no transfers of securities instruments owned and securities sold, not yet purchased amongst Levels 1, 2, and 3 of the valuation hierarchy.

5. Receivables from Clearing Organizations

Amounts receivable from clearing organizations represent amounts due to the Company from clearing and settlement services provided to the Company in connection with normal transactions involving commissions earned and the trading of securities.

6. Other Receivables and Accounts Payable and Accruals

Amounts include $4,540,303 of unsettled transactions involving foreign securities which are cleared and settled pursuant to operating agreements with affiliated foreign broker dealers (see Note 1).

7. Fixed Assets

At March 31, 2014, fixed assets were comprised of the following:

Leasehold improvements	$ 4,577,363
Furniture and fixtures	533,443
Equipment	1,107,278
	6,218,084
Less: Accumulated depreciation	3,396,991
	$ 2,821,093

8. Income Taxes

The Company is included in the consolidated federal income tax return filed by CAFGI. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company generally files separate state and local income tax returns but, where applicable, is included in a combined state income tax return of CAFGI, and certain other affiliates of CAFGI. If included in a combined return, the tax-sharing arrangement provides that incremental taxes caused by the Company's participation in the combined state return shall be owed by the Company.

The tax-sharing arrangement among the companies within the consolidated group provides that the tax benefits related to the utilization of taxable losses, from prior years and from the current year, of affiliates within the consolidated group by the Company, will be recorded through the intercompany accounts with periodic settlement by way of cash transfers. The amount of current taxes payable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax rates and laws.

8. Income Taxes (continued)

The Company has adopted Statement of Financial Accounting Standards Codification (ASC) 740-10, *Accounting for Income Taxes*, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's statement of financial condition or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the statement of financial condition and tax bases of assets and liabilities using substantively enacted tax rates and laws in effect in the year in which the differences are expected to reverse.

As a result of the implementation of ASC 740-10-50, *Accounting for Uncertainty in Income Taxes*, the Company did not recognize a liability for unrecognized tax benefits.

The significant components of the Company's deferred tax assets and liabilities were as follows as of March 31, 2014:

Deferred tax assets:	
Stock-based incentive compensation	$ 2,657,541
Depreciation	1,032,264
Accrued rent	566,201
Unpaid compensation	256,516
Reserves	87,600
	4,600,122
Valuation allowance	(4,600,122)
Net deferred tax asset	$ –

The Company has recorded a full valuation allowance because of its limited history of operating earnings, and because market factors and the nature of the Company's business do not enable the Company to reliably and accurately forecast future earnings to a standard that would permit it to reverse previously recorded valuation allowances.

On April 1, 2009, the Company, as a small private issuer, adopted the provisions of ASC 740, which require tax reserves to be recorded for uncertain tax positions. There was no cumulative effect adjustment as a result of adopting these new accounting provisions. In preparing its tax returns, the Company is required to interpret complex tax laws and regulations, and utilize income and cost allocation methods, to determine its taxable income. On an ongoing basis, the

8. Income Taxes (continued)

Company may be subject to examinations by federal, state, and local government taxing authorities that may give rise to differing interpretations of these complex laws, regulations, and methods. Due to the nature of the examination process, it generally takes years before these examinations are completed, and matters are resolved. Income tax returns for the taxation years ended March 31, 2007, 2008, 2009, 2010, 2011, 2012 and 2013 are considered to be open for examination by federal and state taxing authorities. The Company is not currently under income tax audit by any federal or state taxing authorities. The Company recognizes interest and penalties related to unrecognized tax positions as a component of income tax expense. As of March 31, 2014, no interest or penalties have been accrued for unrecognized tax positions.

9. Employee Benefit and Stock-Based Incentive Compensation Plans

The Company maintains a qualified deferred compensation plan arrangement under Internal Revenue Code 401(k) covering substantially all employees (the Plan). Participants may contribute, on a pre-tax basis, up to 60% of their eligible compensation subject to certain aggregate limitations. Participants who are at least the age of 50 may make additional pre-tax contributions subject to certain aggregate limitations.

The Company has two stock-based compensation programs in which employees are entitled to receive shares in CFI, over a service or vesting period, in most cases, three years.

Restricted Stock Awards: The Company has made grants to certain employees in respect of shares of CFI. These awards generally vest over periods ranging from three to four years. At the time of granting such awards, the Company acquires the stock and amortizes as development costs on a straight-line basis over the applicable service or vesting period.

During the year there were no forfeitures included in Stock-based incentive compensation.

LTIP: Certain of the Company's senior employees also participate in CFI's LTIP. Under the LTIP, eligible employees receive common shares of CFI at the time of vesting, which typically takes place over a three year period. The fair value of these awards is determined at the date of grant based upon the quoted market price of CFI. The Company amortizes the fair value on a graded basis over the applicable service or vesting period.

During the year ended March 31, 2014, in connection with the LTIP, the Company granted stock awards for 2,310,416 shares of CFI stock, with a total fair value of $13,228,979 at the date of grant, with a weighted average fair value of $5.73 per share.

9. Employee Benefit and Stock-Based Incentive Compensation Plans (continued)

In connection with the acquisition of CFI by Collins Stewart Hawkpoint PLC, CFI agreed to establish a retention plan for key Collins Stewart Securities LLC staff which was finalized in September 2012. During the year ended March 31, 2013, the Company awarded 636,769 restricted shares ("RSU"), which vest over a five-year period. In accordance with the plan, one-third of the total RSUs will vest on the third anniversary under the terms of the existing LTIP. The remaining two-thirds of the total RSUs (424,511) will vest under the terms of the CSH Inducement Plan, with one half of such shares vesting on each of the fourth and fifth anniversaries. The fair value of the RSUs at the grant date was $5,450,000, which is being amortized on a graded basis.

Stock Options: Certain employees of the Company also participate in a stock option program established by CFI. The stock options were granted on August 31, 2009, vest over a five-year period, and expire on the earliest of: (a) seven years from the grant date; (b) three years after death or any other event of termination of employment; (c) after any unvested optioned shares held by the optionee are canceled for any reason (other than early retirement, but including resignation or retirement under certain circumstances); and (d) termination for cause. The exercise price was based on the fair market value of the CFI common shares on the grant date. The Company records a stock option expense included under Compensation and benefits in the statement of income over the expected life of the stock options, and records a liability at the same rate as the expense is recorded, as the Company expects to settle with CFI by way of cash as stock options are exercised. As of March 31, 2014, the Company had recorded a cumulative liability of $1,171,104 in connection with the stock options. As of March 31, 2014 the expected total liability to be recorded in future periods is $52,080. The remaining contractual life of the stock options is 2.4 years.

At March 31, 2014, the Company held 23,000 shares of CFI stock, resulting from shares that were awarded to employees but then forfeited by the employees. The fair value of these shares, $170,890 is included in Securities owned, at fair value in the statement of financial condition, and will be utilized for future awards.

There is no compensation liability and expense recognized for those awards not expected to vest.

10. Development Costs

Development costs include costs associated with hiring incentives incurred in respect of new employees including the amortization of stock-based awards and forgivable loans, cash payments made to new employees in connection with commencement of employment, and recruitment and placement fees less amounts charged to discretionary incentive compensation accruals.

11. Commitments and Contingencies

Leases

The Company leases office space, furniture, and communications and information technology equipment under various non-cancelable operating leases. Office space leases are subject to escalation clauses covering operating expenses and real estate taxes. Future minimum aggregate annual rental commitments under these non-cancelable operating leases for the years ending March 31 are as follows:

	Minimum Annual Rental Payments
2015	$ 3,580,445
2016	3,577,108
2017	3,584,769
2018	3,422,844
2019	3,484,989
Thereafter	13,027,445
Total	$ 30,677,600

Underwriting

In the normal course of business, the Company enters into underwriting commitments. At March 31, 2014, the Company did not have any open underwriting commitments.

11. Commitments and Contingencies (continued)

Legal

The Company is involved in litigation arising in the normal course of the securities business. The Company has recorded accruals under professional fees for matters that are considered probable, and can be reasonably estimated. While the outcome of any litigation is uncertain, in the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a material adverse effect on the Company's financial position or results of operations.

Contingencies

The Company clears its customers' transactions through JPMCC and Pershing. In addition, the Company has entered into an operating agreement with its affiliates, Canaccord Genuity Corp., in order to conduct DVP/RVP brokerage business involving Canadian securities and Canaccord Genuity Limited in order to conduct DVP/RVP brokerage business involving European securities. In connection with these agreements, the Company may be required to indemnify these broker dealers if losses are incurred that are deemed to be the fault of either the Company or one of its customers. The Company does not have a history of incurring material losses related to the clearing of customer transactions and, as such, has not recorded a provision in respect of such guarantee or potential liability. However, while material losses due to the clearing of customer transactions is considered remote by the Company, the possibility exists that such losses may occur; therefore, the Company closely monitors all customer clearing activities.

As of March 31, 2014, the Company has provided a standby bank letter of credit issued by The Bank of New York Mellon, in the aggregate amount of $857,169, as a guarantee for certain office space lease obligations. The Company has secured this letter of credit by providing cash collateral to the lender in the amount of $857,169. This restricted cash is included in Cash and cash equivalents in the statement of financial condition.

12. Related Party Transactions

The Company's Parent holds certain office space leases in its own name, and provides such facilities to the Company at cost.

12. Related Party Transactions (continued)

In the normal course of business, the Company executes securities transactions with affiliated entities. As of March 31, 2014, the Company had balances with affiliates as follows:

		Assets		Liabilities
Due from/to Parent	$	346,815	$	–
Due from other affiliates		868,549		–
Due to other affiliates		–		6,892,016
Subordinated debt *(Note 13)*		–		27,000,000

Due from other affiliates consists primarily of reimbursements due from one affiliate for invoices paid on their behalf. Due to other affiliates consists primarily of LTIP and Option Payable to CFI (see Note 9).

CGI has provided employee loans totaling $1,334,490 which are at prevailing interest rates and is shown on the statement of financial condition under Notes receivable from employees.

The Company provides and receives administrative services including Human Resources, Information Technology, and Finance to and from affiliates.

Balances due from/to other affiliates are generally settled by the transfer of cash on a periodic basis.

13. Subordinated Debt

The Company has subordinated debt with its Parent consisting of a $27,000,000 subordinated loan, pursuant to a subordination agreement, which matures on March 31, 2016. The subordinated borrowing bears interest at 10% per annum.

The lender has agreed to subordinate its right of collection of principal and claims to all creditors of the Company prior to the expiration of its note.

The subordinated loan has been approved by the FINRA and is thus available for computing regulatory net capital under the SEC uniform net capital rule (Note 14). To the extent that this loan is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

14. Net Capital Requirements and Other Regulatory Matters

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, and $1,000,000.

At March 31, 2014, the Company had net capital of $35,394,494 which was $34,394,494 in excess of the required net capital of $1,000,000. The Company's ratio of net capital to aggregate debit items was 0%.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and the rules and requirements of other regulatory bodies.

Cash Segregated Under Federal Regulations

Pursuant to SEC Rule 15c3-3, brokers and dealers that hold cash and securities on behalf of customers are required to maintain cash balances at financial institutions that are specifically reserved for customers when the customer-related credit balances exceed the customer-related debit balances. As an introducing broker with trades on behalf of customers cleared on a fully disclosed basis, the Company does not hold any customer assets, and, in accordance with Rule 15c3-3(k)(2)(ii), the Company is exempt from Rule 15c3-3. In connection with foreign trades by the Company on behalf of customers which are settled on a DVP/RVP basis pursuant to the operating agreement with Canaccord Genuity Corp. and Canaccord Genuity Limited, the Company is exempt from Rule 15c3-3 pursuant to 15c3-3(k)(2)(i).

15. Subsequent Events

In preparing the statement of financial condition, the Company has evaluated the impact of all events and transactions for potential recognition or disclosure through May 29, 2014, the date that the Company's statement of financial condition was available to be issued, and has determined that there were no subsequent events requiring recognition or disclosure in the statement of financial condition.

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Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Canaccord Genuity Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Canaccord Genuity Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Canaccord Genuity Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2014. Canaccord Genuity Inc.'s management is responsible for Canaccord Genuity Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries. No exceptions noted

2. Compared the revenue amount reported on the audited Form X-17A-5 for the year ended March 31, 2014 with the revenue amount reported in Form SIPC-7 for the year ended March 31, 2014. No exceptions noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. No exceptions noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments. No exceptions noted

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2014. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

May 29, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 3/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

003271 FINRA MAR
CANACCORD GENUITY INC
350 MADISON AVENUE
NEW YORK, NY 10017-3700

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
HOWARD GREEN (212) 389-8087

2. A.	General Assessment (item 2e from page 2)		$ 456,294
B.	Less payment made with SIPC-6 filed (**exclude interest**) ______ Date Paid		(207066)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 249,228
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 249,228	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CANACCORD GENUITY INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 29 day of May, 20 14.

CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1/2013
and ending 3/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 203,632,297
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	18,118,009
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2,996,746	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	2,996,746
Total deductions	21,114,755
2d. SIPC Net Operating Revenues	$ 182,517,542
2e. General Assessment @ .0025	$ 456,294 (to page 1, line 2.A.)